Exhibit 3.1
Certificate of Amendment to Restated Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 — After Issuance of Stock)
First: Name of the corporation: Comstock Resources, Inc.
Second: The articles have been amended as follows:
Article Fourth of the Restated Articles of Incorporation of the Corporation is amended to read in its entirety as follows:
“Fourth: That the amount of the total of the authorized capital stock of the corporation is Eighty Million (80,000,000) shares of which Seventy-Five Million (75,000,000) shares are Common Stock, Fifty Cents ($.50) par value per share, and Five Million (5,000,000) shares are Preferred Stock, Ten Dollars ($10.00) par value per share. The shares of Common Stock shall be identical in all respects and shall have one vote per share on all matters on which stockholders are entitled to vote. The Preferred Stock may be issued in one or more series; shares of each series shall be identical in all respects and shall have such voting, dividend, conversion and other rights, and such preferences and privileges as may be determined by resolution of the Board of Directors of the Corporation.”
Third: The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 42,032,237 for; 2,583,485 against
Fourth: Effective date of filing: May 19, 2009
Fifth: Signature: /s/ M. Jay Allison
Signature of Officer M. Jay Allison, President and Chief Executive Officer